

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Ryan Bettencourt
Chief Executive Officer
Legion Works, Inc.
4275 Executive Square, Suite 200
La Jolla, CA 92037

> **Re: Legion Works, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed June 30, 2020**
> **File No. 024-11169**

Dear Mr. Bettencourt:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

Form 1A/A filed June 30, 2020

Dilution, page 31

1.   We note your revisions in response to comment 1 from our letter dated June 29, 2020. It appears that you have presented Net Tangible Assets, Offering Expenses and Net Tangible Assets Less Offering Expenses for the 75%, 50%, 25% and 10% columns based upon the offering terms of 57,000,000 units at $0.50 per share disclosed in your initial Form 1-A filing. Please revise the dilution table to reflect the current offering or advise.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please

Ryan Bettencourt
Legion Works, Inc.
July 7, 2020
Page 2

contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jillian Sidoti